Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Medical Editors:
    Skin Cholesterol Linked To Cardiovascular Disease Risk In Asymptomatic
    Individuals

    PASA Data Presented at American Heart Association

    TORONTO, Nov. 5 /CNW/ - PreMD Inc. (TSX:PMD;AMEX:PME) announced that the company's novel non-invasive skin cholesterol test has demonstrated the ability to detect risk of cardiovascular disease in asymptomatic subjects, according to new data being presented this morning at the Annual Scientific
Sessions of the American Heart Association in Orlando, Florida. This study marks the largest clinical trial to date to evaluate levels of skin cholesterol in asymptomatic individuals. Entitled -"Increased Skin Cholesterol
Identifies Individuals at Increased Cardiovascular Risk: The Predictor of
Advanced Subclinical Atherosclerosis (PASA) Study," the study supports the usefulness of non-invasive skin cholesterol measurements for cardiovascular disease risk assessment.
    Results of the PASA Study showed that skin cholesterol content, measured by PreMD's skin cholesterol test, was associated with carotid intima-media thickness (CIMT) and the presence of carotid plaque. This association was observed in subjects across all ranges of cardiovascular risk, particularly in those at low and intermediate risk, based on traditional cardiovascular risk factors. CIMT and carotid plaque are both well-established markers for risk of future heart attack and stroke.
    "Because skin cholesterol content can non-invasively identify individuals with advanced subclinical atherosclerosis, it may become an important office-based tool for cardiovascular risk prediction," said lead investigator,
James H. Stein, MD, Associate Professor of Medicine, Division of
Cardiovascular Medicine, University of Wisconsin School of Medicine and Public
Health.
    "These study results show that even low and intermediate risk subjects with elevated skin cholesterol are at increased risk of cardiovascular disease," said Dr. Brent Norton, president and chief executive officer of
PreMD. "These very important data supports the utility of our skin cholesterol test as part of cardiovascular risk assessment for asymptomatic subjects. We anticipate that these findings will help us obtain broader clearance with the
U.S. Food and Drug Administration (FDA) on our skin cholesterol test."
    "Refining cardiovascular risk assessment remains a challenging task, especially because most advances are based on expensive imaging technologies or sophisticated blood testing," said G. B. John Mancini, MD, FRCPC, FACC,
Professor of Medicine, Division of Cardiology, University of British Columbia.
"This study shows that the skin cholesterol measurement is independently associated with subclinical atherosclerosis. This is extremely exciting news because the methodology is simple, completely non-invasive and practical for widespread use."
    PreMD's skin cholesterol test non-invasively measures the amount of cholesterol that has accumulated in the skin tissues. There is no fasting or other patient preparation required for the test. Clinical studies have demonstrated an association between cholesterol accumulation on artery walls and its accumulation in skin. High levels of skin cholesterol are correlated with higher incidence of coronary artery disease (CAD). PreMD's skin cholesterol test is cleared for sale in Canada and Europe but not yet cleared for use in asymptomatic subjects in the U.S., which is currently pending review by the FDA. On July 16, 2007, the company signed an agreement with
AstraZeneca Pharmaceuticals LP for the marketing and distribution of the skin cholesterol test in the United States.

    Results of the PASA Study

    The study, conducted at six sites in North America (University of
Wisconsin School of Medicine and Public Health; University of Pennsylvania
School of Medicine; University of Chicago Pritzker School of Medicine;
University of Minnesota School of Public Health and Minneapolis Heart
Institute Foundation; John Hopkins University School of Medicine; and Radiant
Research) included 565 asymptomatic individuals. Patients underwent B-mode ultrasonography of the carotid arteries to measure CIMT and carotid plaque, and had skin cholesterol content measured using PreMD's skin cholesterol test.
Skin cholesterol was associated with increased risk of having increased CIMT and the presence of carotid plaque, two markers of subclinical atherosclerosis. The relationship between skin cholesterol and these markers of subclinical atherosclerosis was observed across all levels of cardiovascular disease risk and was strongest in subjects at low and intermediate risk based on traditional risk factors. These findings support the potential usefulness of non-invasive skin cholesterol measurements as part of cardiovascular disease risk assessment.

    About PreMD Inc.

    PreMD Inc. is a leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products include a line of non-invasive skin cholesterol tests, planned to be marketed and distributed by AstraZeneca
Pharmaceuticals. PreMD's other skin cholesterol products include PREVU(x) LT, a skin cholesterol test designed for use in the life insurance industry. The company's cancer tests include ColorectAlert(TM), LungAlert(TM) and a breast cancer test. PreMD's head office is located in Toronto, Ontario and its research and product development facility is at McMaster University in
Hamilton, Ontario. For more information about PreMD, please visit
www.premdinc.com.

    This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the
Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the success of a plan for regaining compliance with certain continued
listing standards of the American Stock Exchange, successful development or marketing of the Company's products, the competitiveness of the Company's products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.
    %SEDAR: 00007927E          %CIK: 0001179083

    /For further information: Brent Norton, President and CEO, PreMD Inc, T:
(416) 222-3449, bnorton(at)premdinc.com; Michelle Rabba, Manager, Corporate
Communications, PreMD Inc., T: (416) 222-3449, mrabba(at)premdinc.com/
    (PMD. PME)

CO:  PreMD Inc.

CNW 09:30e 05-NOV-07